Filed Pursuant to Rule 433
Registration No. 333-162985
September 14, 2011

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated September 14, 2011)

Issuer:	Southern Power Company
Security:	Series 2011A 5.150% Senior Notes due September 15, 2041
Expected Ratings:*	Baa1/BBB+/BBB+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$300,000,000
Initial Public Offering Price:	99.547%
Maturity Date:	September 15, 2041
Treasury Benchmark:	4.375% due May 15, 2041
US Treasury Yield:	3.280%
Spread to Treasury:	+190 basis points
Re-offer Yield:	5.180%
Coupon:	5.150%
Make-Whole Call:	T+35 basis points
Interest Payment Dates:	March 15 and September 15 of each year, beginning March 15, 2012
Denominations:	$1,000 and any integral multiple thereof
CUSIP:	843646AH3
Trade Date:	September 14, 2011
Expected Settlement Date:	September 22, 2011 (T+6)
Joint Book-Running Managers:	J.P. Morgan Securities LLC Mizuho Securities USA Inc. RBS Securities Inc. UBS Securities LLC
Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A. Lloyds Securities Inc.

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Southern Power Company collect at 1-404-506-0791, J.P. Morgan Securities LLC collect at 1-212-834-4533, Mizuho Securities USA Inc. toll free at 1-866-271-7403, RBS Securities Inc. toll free at 1-866-884-2071, or UBS Securities LLC toll free at 1-877-827-6444, ext. 561-3884.